Jane K. P. Tam
703 720-8630
jane.tam@hklaw.com
July 31, 2006
HAND DELIVERY
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop: 3561
100 F Street, N.W.
Washington, D.C. 20549

Re:	IdleAire Technologies Corporation
Form 10-SB Amendment No. 1 filed on June 30, 2006
File No. 0-51966
Dear Mr. Spirgel,
          On behalf of IdleAire Technologies Corporation (the “Company”), we are responding to your letter dated July 12, 2006 in connection with the above-referenced filing.
General
1.	We note your response to prior comment 6 and that comments on your amended confidential treatment requests will again be forthcoming in a separate letter.

Response: We received separate communication from the SEC regarding our confidential treatment request and have responded by including certain previously redacted terms in the Exhibits to the Amendment No. 2. These terms are: (1) the term of 10 years with the possible 5 year extension in Exhibit 10.10.1; (2) the term of 15 years with two possible 5 year extensions in Exhibit 10.10.2; and (3) the term of 10 years with a possible 5 year extension in Exhibit 10.10.3. We have also expanded the Company’s disclosure under “Item 1. Description of Business” on page 2 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation” on page 9 to discuss the terms of our long-term arrangements with travel center operators.

2.	Reference is made to the studies you provided to us in response to comment 3 regarding assertions made throughout the Form 10-SB with respect to your industry, and actual and potential market share. Revise to make clear when the assertions are based upon the company’s internal data as opposed to independent, third party data.

Mr. Spirgel
July 31, 2006

Response: We have expanded the disclosure under “Item 1. Description of Business” to clarify when the assertions regarding our industry, and actual and potential market share are based upon the Company’s internal data as opposed to independent, third party data.
Item 2. MD&A or Plan of Operation
Liquidity and Capital Resources; Year Ended December 31.2005. Part I page 14
3.	We reissue prior comment 13. Your revised disclosure does not fully identify the primary reasons for the variability in your operating cash flows as shown in the statement of cash flows and the potential for future variability and uncertainty. For example discuss the impact of deferred revenue, cash receipts from sales and cash payments for expenditures on operating cash flows.

Response: We have provided additional disclosure to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation-Overview, — Three Months Ended March 31, 2006 compared to three months ended March 31, 2005, and — Year Ended December 31, 2005 compared to Year ended December 31, 2004” to identify the primary reasons for the variability in our operating cash flows as well as the potential for future variability and uncertainty.
Financial Statements for the Year Ended December 31, 2005
Statements of Operations. Part F/S page 4
Note 3 — Property and Equipment, Part F/S page 14
4.	Refer to prior comment 20. Since you present “Depreciation and amortization” as a separate line item on your statement of operations, you should revise the line item labeled “Direct site operating costs” to clearly indicate in a parenthetical note the amount of excluded deprecation.

Response: We have revised the line item labeled “Direct site operating costs” to include a footnote indicating the amount of excluded depreciation.
* * *
          The Company is interested in finalizing the Form 10-SB as soon as possible, and would appreciate the Staff’s prompt response. If you have any further questions or comments, of if you require any additional information, please contact me at (702) 720-8630 by telephone, or by facsimile at (703) 720-8610. Thank you for your assistance.

Very truly yours, Jane K. P. Tam